Exhibit 4.7

SUBORDINATED PROMISSORY NOTE

$[30,000,000]	, 2011

FOR VALUE RECEIVED, on or before             , 2021 (the “Maturity Date”), USMD Holdings, Inc. (the “Maker”) promises to pay to the order of UANT Ventures, L.P. (the “Payee”), at such address as Payee may specify in a written notice given to Maker, in immediately available funds and in lawful money of the United States of America, the principal amount of [Thirty Million] Dollars ($[30,000,000]) under the terms of that certain Contribution and Purchase Agreement, dated August 19, 2010, to which Maker and Payee are parties, together with interest on the unpaid principal balance of this Note from the date hereof until the Maturity Date at a rate per annum of 12.5%.

Payment of Principal and Interest

This Note shall be payable in 120 equal installments of $[439,128.51], commencing on             , 2011 and on the last day of each subsequent month until the Maturity Date.

Notwithstanding anything herein to the contrary, upon the occurrence and during the continuance of an Event of Default (as hereinafter defined) or after the Maturity Date, whether by acceleration or otherwise, all principal of this Note shall, at the option of Payee, bear interest at the Ceiling Rate (as hereinafter defined) until paid. The term “Ceiling Rate,” as used herein, shall mean, at the particular time in question, the maximum rate of interest, which, under applicable law, may then be charged on this Note. If such maximum rate of interest changes after the date hereof, the Ceiling Rate shall be automatically increased or decreased, as the case may be, without notice to Maker from time to time as of the effective date of each change in such maximum rate. If applicable law ceases to provide for such a maximum rate of interest, the Ceiling Rate shall be equal to fourteen percent (14%) per annum.

Maker may from time to time prepay all or any portion of the principal amount of this Note without premium or penalty. All payments of the indebtedness evidenced by this Note, other than regularly scheduled payments, shall be applied to such indebtedness in the order of their maturities. Any portion of the principal amount of this Note that is repaid or prepaid may not be reborrowed. If any payment of principal or interest on this Note shall become due and payable on a day which is not a Business Day (as hereinafter defined), such payment shall be made on the next succeeding Business Day and any such extension of time shall be included in computing interest in connection with such payment. As used herein, the term “Business Day” shall mean any day except a Saturday, Sunday or other date on which national banks in Dallas, Texas are authorized by law to close.

Assignment

Maker may not assign this Note or any of its rights, interests and obligations hereunder to any other person without the prior written consent of the Payee. Payee may assign this Note so long as such assignee expressly assumes all of the obligations of the assignor under the “Subordination” provisions of this Note. Subject to the foregoing, this Note will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Subordination

Payee, by acceptance of this Note, and each subsequent holder of this Note, by acceptance hereof, covenants and agrees that the indebtedness evidenced by, and payment of the principal of, and interest on, this Note shall be subordinate, junior, and subject in right of payment security or otherwise to all indebtedness of the Maker for borrowed money (“Senior Debt”) owed to financial institutions (“Senior Lenders”) to the extent set forth below:

(a) The Payee and Maker shall not amend or modify this Note in any manner whatsoever without the prior written consent of Senior Lenders.

(b) So long as no default in the payment of Senior Debt (“Senior Default”) has occurred and if no Senior Default would result from the making of any such payments, Maker may pay, and the Payee may accept, regularly scheduled payments of principal and interest under this Note. Upon the occurrence of a Senior Default, until such Senior Default has been cured to the Senior Lenders’ satisfaction or waiver by the Senior Lenders, Maker shall not pay, and the Payee shall not accept, any payments of any kind associated with this Note. To the extent any amounts owing on this Note are not paid as a result of the provisions of this paragraph (b) (the “Deferred Amount”), at such time as Maker are permitted to resume payments on this Note, the Deferred Amount shall be paid in full, including accrued interest on the principal amount of the Deferred Amount at the Ceiling Rate.

(c) At any time after a Senior Lender provides written notice to the Payee that a Senior Default has occurred and until such Senior Default has been cured to the Senior Lenders’ satisfaction or waived by the Senior Lenders, any payments (whether in cash, securities or other property) on this Note received by the Payee (including, without limitation, prepayments on this Note), other than as expressly permitted in paragraph (b) above, shall be held in trust for the Senior Lenders, and the Payee will forthwith turn over any such payments in the form received, properly endorsed or assigned, to the Senior Lenders to be applied to the Senior Debt until such time as the Senior Default has been cured to the Senior Lenders’ satisfaction or waived by the Senior Lenders.

(d) The Payee may commence any action or proceeding at law or equity against Maker to recover all or any part of this Note not paid when due (or against any collateral pledged to secure the payment of this Note), but until the Senior Debt shall have been paid in full the Payee shall not take any action to enforce any judgment for damages that the Payee may obtain against Maker in any such action or proceeding. The Payee shall at no time join with any creditor, in bringing any proceeding against Maker, under any liquidation, conservatorship, bankruptcy, reorganization, rearrangement, or other insolvency law now or hereafter existing, unless and until the Senior Debt shall be indefeasibly paid and satisfied in full in cash. Subject to the foregoing, the Payee may accelerate this Note upon the occurrence of (i) the acceleration of the Senior Debt; and (ii) the filing of a petition under federal bankruptcy laws by Maker; provided that the Payee shall reverse such acceleration in the event that the acceleration of the Senior Debt, or any portion thereof, is reversed or such petition is withdrawn.

(e) Senior Lenders may at any time and from time to time, without the consent of or notice to the Payee, without incurring responsibility to the Payee and without impairing or releasing any of such person’s rights, or any of the obligations of the Payee hereunder:

(i) Change the amount, manner, place or terms of payment or change or extend the time of payment of or renew or alter the Senior Debt, or any part thereof, or amend, supplement or replace the agreements pursuant to which Senior Debt has been issued and/or any notes executed in connection therewith in any manner or enter into or amend, supplement or replace in any manner any other agreement relating to the Senior Debt;

(ii) Sell, exchange, release or otherwise deal with all or any part of any property at any time pledged or mortgaged by any party to secure or securing the Senior Debt or any part thereof;

(iii) Release anyone liable in any manner for the payment or collection of the Senior Debt (including, without limitation, Maker);

(iv) Exercise or refrain from exercising any rights against Maker or others; and

(v) Apply sums paid by any party to the Senior Debt in any order or manner as determined by Senior Lenders.

Default; Remedies

Each of the following shall constitute an “Event of Default” under this Note:

(a) The failure, refusal or neglect of Maker to pay when due any part of the principal of, or interest on, this Note and the continuation of such failure, refusal or neglect for ten (10) days after such payment has become due and payable, including any failure to pay that results from the existence of a Senior Default; or

(b) Maker (i) becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due; (ii) generally is not paying its debts as such debts become due; (iii) has a receiver or custodian appointed for, or take possession of, all or substantially all of the assets of such party, either in a proceeding brought by such party or in a proceeding brought against such party and such appointment is not discharged or such possession is not terminated within thirty (30) days after the effective date thereof or such party consents or acquiesces in such appointment or possession; (iv) files a petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy or similar laws (all of the foregoing hereinafter collectively called “Applicable Bankruptcy Law”) or an involuntary petition for relief is filed against such party under any Applicable Bankruptcy Law and such involuntary petition is not dismissed within ninety (90) days after the filing thereof, or an order for relief naming such party is entered under any Applicable Bankruptcy Law, or any composition, rearrangement, extension, reorganization or other relief of debtors now or hereafter existing is requested or consented to by such party, (v) fails to have discharged within a period of thirty (30) days any attachment, sequestration or similar writ levied upon any property of such party; or (vi) fails to pay within thirty (30) days any final money judgment against such party.

Maker agrees that upon the occurrence and continuance of any Event of Default, the holder of this Note may, at its option, by notice in writing to Maker (i) declare the outstanding principal balance of and accrued but unpaid interest on this Note at once due and payable, (ii) pursue any and all other rights, remedies and recourses available to the holder hereof at law or in equity, or (iii) pursue any combination of the foregoing.

The failure to exercise the option to accelerate the maturity of this Note or any other right, remedy or recourse available to the holder hereof upon the occurrence and continuance of an Event of Default hereunder shall not constitute a waiver of the right of the holder of this Note to exercise the same at that time or at any subsequent time with respect to such uncured Event of Default or any other Event of Default. The rights, remedies and recourses of the holder hereof, as provided in this Note, shall be cumulative and concurrent and may be pursued separately, successively or together as often as occasion therefore shall arise, at the sole discretion of the holder hereof. The acceptance by the holder hereof of any payment under this Note which is less than the payment in full of all amounts due and payable at the time of such payment shall not (i) constitute a waiver of or impair, reduce, release or extinguish any right, remedy or recourse of the holder hereof, or nullify any prior exercise of any such right, remedy or recourse, or (ii) impair, reduce, release or extinguish the obligations of any party liable under this Note as originally provided herein or therein.

If any provision hereof or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, neither the application of such provision to any other person or circumstance nor the remainder of the instrument in which such provision is contained shall be affected thereby and shall be enforced to the greatest extent permitted by law. No provision of this Note or the Purchase Agreement shall require the payment or the collection of interest in excess of the maximum amount permitted by applicable law. If any excess of interest in such respect is hereby provided for, or shall be adjudicated to be so provided, in this Note or otherwise in connection with this loan transaction, the provisions of this section shall govern and prevail and neither the Maker nor the sureties, guarantors, successors, or assigns of the Maker shall be obligated to pay the excess amount of such interest or any other excess sum paid for the use, forbearance, or detention of sums loaned pursuant hereto. In the event Payee or any subsequent holder of this Note ever receives, collects, or applies as interest any such sum, such amount which would be in excess of the maximum amount permitted by applicable law shall be applied as a payment and reduction of the principal of the indebtedness evidenced by this Note; and, if the principal of this Note has been paid in full, any remaining excess shall forthwith be paid to the Maker. In determining whether or not the interest paid or payable exceeds the maximum rate permitted by applicable law, the Maker and the Payee shall, to the extent permitted by applicable law, (a) characterize any non-principal payment as an expense, fee, or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that interest for the entire term does not exceed the maximum rate permitted by applicable law.

If this Note is placed in the hands of an attorney for collection, or is collected in whole or in part by suit or through probate, bankruptcy or other legal proceedings of any kind, Maker agrees to pay, in addition to all other sums payable hereunder, all costs and expenses of collection, including but not limited to reasonable attorneys’ fees.

Maker and any and all endorsers and guarantors of this Note severally waive presentment for payment, notice of nonpayment, protest, demand, notice of protest and dishonor, diligence in enforcement and indulgences of every kind and without further notice hereby agree to renewals, extensions, exchanges or releases of collateral, taking of additional collateral, indulgences or partial payments, either before or after maturity.

Governing Law

THIS NOTE HAS BEEN EXECUTED UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS.

USMD Holdings, Inc.

By

309805.6